UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

ACRES Commercial Realty Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

00489Q102

(CUSIP Number)

Jaclyn Jesberger,  ACRES Commercial Realty Corp.  390 RXR Plaza  Uniondale,  NY  11556  Phone : (516) 535-0015

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 06, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
ACRES Share Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
599,998

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
599,998

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
599,998

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.59%

14	TYPE OF REPORTING PERSON
OO

The calculation of the foregoing percentage is based on 9,100,548 shares of Common Stock outstanding, as reported in the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022 of ACRES Commercial Realty Corp. as filed with the Securities and Exchange Commission on May 9, 2022.

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
ACRES Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
599,998

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
599,998

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
599,998

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.59%

14	TYPE OF REPORTING PERSON
OO

The calculation of the foregoing percentage is based on 9,100,548 shares of Common Stock outstanding, as reported in the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022 of ACRES Commercial Realty Corp. as filed with the Securities and Exchange Commission on May 9, 2022.

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
ACRES Capital Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
599,998

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
599,998

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
599,998

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.59%

14	TYPE OF REPORTING PERSON
CO

The calculation of the foregoing percentage is based on 9,100,548 shares of Common Stock outstanding, as reported in the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022 of ACRES Commercial Realty Corp. as filed with the Securities and Exchange Commission on May 9, 2022.

Item 1.	Security and Issuer

This Statement on Schedule 13D relates to shares of common stock, par value $0.001 per share, of ACRES Commercial Realty Corp., a Maryland corporation, having its principal executive offices at 390 RXR Plaza, Uniondale, NY 11556.

Item 2.	Identity and Background

(a)
This Schedule 13D is being filed by (i) ACRES Share Holdings, LLC, a Delaware limited liability company, (ii) ACRES Capital, LLC, a New York limited liability company and (iii) ACRES Capital Corp., a Delaware corporation (collectively, the "ACRES entities").

(b)	The principal business address of each of the ACRES entities is: 390 RXR Plaza, Uniondale, NY 11556.

(c)
The principal business of ACRES Share Holdings, LLC is to serve as a holding company. The principal business of ACRES Capital, LLC is performing the functions of, and serving as, external manager of ACRES Commercial Realty Corp. ("Manager"). ACRES Capital Corp. is a private commercial real estate lender exclusively dedicated to nationwide middle market CRE lending with a focus on multifamily, student housing, hospitality, industrial and office property in top United States, or U.S., markets.

(d)	During the last five years, none of the Reporting Persons and the individuals listed on Schedule 1 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, none of the Reporting Persons and the individuals listed on Schedule 1 has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	See Item 2(a)-(b) above for place of organization of each Reporting Person.

Item 3.	Source and Amount of Funds or Other Consideration

The shares of common stock were issued in connection with the ACRES Commercial Realty Corp. Manager Incentive Plan for no cash consideration.

Item 4.	Purpose of Transaction

On May 6, 2022, the Issuer granted 299,999 shares of common stock to ACRES Share Holdings, LLC an affiliate of the Manager under the ACRES Commercial Realty Corp. Manager Incentive Plan.

(a)
The Issuer will grant up to 333,333 restricted shares under the equity compensation plans to the Reporting Persons when each of the following book value targets are met: $21.00, $24.00, $27.00, $30.00, $33.00 and $36.00. In the second quarter of 2021 and in May 2022, restricted shares were issued to the Reporting Persons when the Issuer reported a book value of $21.00 and $24.00, respectively.

(b)	Not applicable

(c)	Not applicable

(d)	Not applicable

(e)	Not applicable

(f)	Not applicable

(g)	Not applicable

(h)	Not applicable

(i)	Not applicable

(j)	Not applicable

Item 5.	Interest in Securities of the Issuer

(a)
(a) - (b) As of the date hereof, ACRES Share Holdings, LLC directly holds 599,998 shares of common stock. ACRES Share Holdings, LLC is a subsidiary of the Manager. Voting and dispositive power over shares held by the Manager is exercised by the board of directors of ACRES Capital Corp. Each of the five directors of ACRES Capital Corp., which include Messrs. Fentress and Fogel, Chairman and CEO/President, respectively, of the Issuer, has one vote, and the approval of a majority is required to approve an action. Under the so-called “rule of three” if voting and dispositive decisions regarding an entity’s securities are made by three or more individuals, and voting or dispositive decisions require the approval of a majority of those individuals, then none of the individuals is deemed a beneficial owner of the entity’s securities.

The aggregate number and percentage of the shares of common stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

The percentage of shares of common stock beneficially owned by each Reporting Person set forth on the cover pages of this Schedule 13D is calculated based on 9,100,548 shares of common stock outstanding, as reported in the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021 of ACRES Commercial Realty Corp., Inc. as filed with the Securities and Exchange Commission on May 9, 2022.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than ACRES Share Holdings, LLC which directly holds the shares of common stock reported on this Schedule 13D) is the beneficial owner of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(b)

(c)	Not applicable

Transaction Date	Shares or Units Purchased (Sold)	Price Per Share or Unit

(d)	Not applicable

(e)	Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Issuer has a Management Agreement with its Manager, ACRES Capital, LLC and ACRES Capital Corp. whereby its Manager provides the day-to-day management of the Issuer's operations and receives management fees. Additionally, incentive compensation (up to 75% payable in cash and at least 25% payable in common stock) can be earned by the Manager under the Management Agreement.

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.1 Joint Filing Agreement to Schedule 13D dated May 11, 2022

Exhibit 99.2 Fourth Amended and Restated Management Agreement, dated as of July 31, 2020, by and among Exantas Capital Corp., ACRES Capital, LLC and ACRES Capital Corp., as amended (filed as Exhibits 10.1(a), (b) and (c) to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2022 and incorporated herein by reference)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ACRES Share Holdings, LLC

May 11, 2022	By:	/s/ Jaclyn Jesberger
Vice President

ACRES Capital, LLC

May 11, 2022	By:	/s/ Jaclyn Jesberger
Chief Legal Officer

ACRES Capital Corp.

May 11, 2022	By:	/s/ Jaclyn Jesberger
Secretary

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)